EXHIBIT 99.1
Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE:SA	June 29, 2012

Preliminary Feasibility Study Filed for Seabridge Gold’s KSM Project

Toronto, Canada – Seabridge Gold announced today that the National Instrument 43-101-compliant 2012 Preliminary Feasibility Study (“PFS”) for its 100%-owned KSM project located in northern British Columbia, Canada has been filed at www.sedar.com. Results of the KSM PFS were previously announced on May 14, 2012. The Updated PFS was prepared by Tetra Tech-Wardrop(“Tetra Tech”). The 2012 KSM PFS Executive Summary can be found on Seabridge’s website at
http://seabridgegold.net/KSM2012ExecSum.pdf.

SeabridgeChairman and CEO Rudi Fronk said that “the PFS incorporates project design changes following extensive input from aboriginal communities and the public as well asthe coordinated prior involvement of both provincial and federal regulators. The PFSprovides the basis for our formal application for permits which we expect to file later this year. Our consulting team is now turning its attention to completing a PFS for our other multi-million ounce gold project, Courageous Lake. The Courageous Lake PFS is now scheduled for completion within the next 30 days and will report the project’s first proven and probable reserves.”

National Instrument 43-101 Disclosure

The updated KSM PFS was prepared by Tetra Tech, and incorporates the work of a number of industry-leading consulting firms. These firms and their Qualified Persons (as defined under National Instrument 43-101) are independent of Seabridge and have reviewed and approved this news release. The consultants and their QPs are listed below with their responsibilities:

•	Tetra Tech, under the direction of John Huang(metallurgical testing review, mineral processing and process operating cost and overall report preparation)and Sabry Abdel Hafez (financial analysis)
•	Moose Mountain Technical Services under the direction of Jim Gray (open pit mining operations, mine capital and mine operating costs)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply, energy recovery plants and associated costs)
•	Rescan Environmental Services Ltd. under the direction of Pierre Pelletier (environment and permitting)
•
Bosche Ventures Ltd. under the direction of Harold Bosche (site infrastructure layouts, tunnel conveyor, rope conveyor, tailing delivery, reclaim pumping and piping systems, and associated capital costs)

•
KlohnCrippen Berger Ltd. under the direction of Graham Parkinson (tunnel geotechnical, water diversion and seepage collection ponds, tailings dams, water storage dam, water treatment and related operating and closure costs)

•	Allnorth Consultants Ltd. under the direction of Mr. Darby Kreitz(capital cost estimates for water storage dam, diversion earthworks and tailings starter dams)
•	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)
•	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads and associated costs)
•	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)
•	EBA Engineering Consultants Ltd. (EBA) under the direction of Kevin Jones (winter access roads and associated costs)
•	Golder Associates Inc. under the direction of Ross Hammett (block caving assessments and associated costs)
•	Stantec Consulting Ltd. under the direction of Tony Wachmann (tunnel design, construction procedures and costs)

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (iii) the amount of future production; (iv) estimates of operating costs, net cash flow and economic returns from an operating mine; (v) completion of a PFS for Courageous Lake, submission of an Environmental Impact Statement and permit applications for KSM and the timing thereof; and (vi) the prospect of obtaining necessary permits and proceeding with the construction and operation of a mine and the value of such a venture to Seabridge Gold shareholders. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's AnnualInformation Formfiled with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2011 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net